Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen’s COM701 (anti-PVRIG) in Dual and Triple Combination
Demonstrates Preliminary Anti-Tumor Activity and Immune
Activation in Platinum Resistant Ovarian Cancer Patients

•
At the time of abstract data cutoff, COM701+ nivolumab + BMS-986207 (anti-TIGIT) demonstrated encouraging 20% overall response rate and 40% disease control rate in heavily pretreated patients with platinum resistant ovarian cancer and was well tolerated, with all responders remaining on therapy

•	Longer follow up data will be included in the posters available on ESMO Immuno-Oncology Congress 2022 (ESMO-IO) virtual platform on December 6, 2022
•	Management will discuss the preliminary data to be presented as posters at ESMO-IO during an investor call planned for Wednesday, December 7, 2022, at 8:30 am ET

HOLON, ISRAEL, December 1, 2022 - Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, announced today publication of abstracts by ESMO-IO showing that at the time of abstract data cutoff, Compugen’s COM701 (anti-PVRIG) in dual and triple combination with nivolumab ± BMS-986207 demonstrated preliminary anti-tumor activity and immune activation in platinum resistant ovarian cancer patients and was well tolerated.

The Company plans to host a conference call and webcast on Wednesday, December 7, 2022, at 8:30 AM ET to review its preliminary clinical data from dual and triple combination of COM701+ nivolumab ± BMS-986207 in platinum resistant ovarian cancer patients and its COM701 ± nivolumab in metastatic NSCLC patients to be presented at ESMO-IO, December 8, 2022, Geneva, Switzerland. Abstracts are available today on the ESMO-IO website and posters with longer follow-up data will be available on the ESMO-IO virtual platform, in the e-Poster section on December 6, 2022.

“Platinum resistant ovarian cancer patients are in urgent need of new treatment options. Current standard of care, single agent chemotherapy, is characterized by toxicity and low activity and recently approved ADC therapy is restricted to a subset of the population and limited by ocular toxicity. So far immune checkpoint inhibitors showed limited activity especially in PD-L1 low expressors, where the unmet need is the greatest,” said Anat Cohen-Dayag, Ph.D., President, and CEO of Compugen. “At ESMO-IO we will present encouraging preliminary anti-tumor activity supported by immune activation and favorable safety profile following the dual and triple blockade of PVRIG, PD-1 ± TIGIT in platinum resistant ovarian cancer patients. The full data to be presented at the conference remain under embargo until December 6, 2022 and will contain longer follow up. We are looking forward to discussing this data along with our NSCLC data which will also be presented at ESMO-IO, in addition to our plans going forward, during our investor call on December 7, 2022.”

The abstracts are published today on the ESMO-IO website, and the publication section of Compugen’s website. On December 6, 2022, posters with longer follow-up data will be available on the e-Poster section of the ESMO-IO virtual platform and the publication section of Compugen’s website.

To access the Wednesday, December 7, 2022, 8:30 am ET live conference call by telephone, please dial 1-866-744-5399 from the U.S., or +972-3-918-0644 internationally. The call will be available via live webcast through Compugen’s website, located at the following link. Following the live webcast, a replay will be available on the Company’s website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Partnered programs include bapotulimab, an antibody targeting ILDR2, in Phase 1 development, licensed to Bayer under a research and discovery collaboration and license agreement, and a TIGIT/PD-1 bispecific derived from COM902 (AZD2936) in Phase 2 development by AstraZeneca through a license agreement for the development of bispecific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. The most advanced program, COM503 is about to enter pre-IND enabling studies. COM503 is a potential first-in-class, high affinity antibody targeting cytokine biology to enhance anti-tumor immunity in a differentiated manner. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding Compugen’s plan to present data at ESMO-IO with longer follow up. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the effect of the global COVID-19 pandemic may negatively impact the global economy and may also adversely affect Compugen’s business and operations; Clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071